UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission File Number: 000-31225
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Pinnacle Financial Partners 401(k) Plan
B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

211 Commerce Street, Suite 300, Nashville, Tennessee	37201

(Address of principal executive offices)	(Zip Code)

PINNACLE FINANCIAL PARTNERS 401(k) PLAN
Financial Statements and Supplemental Schedule
December 31, 2007 and 2006

Report of Independent Registered Public Accounting Firm
To the Plan Administrator of
the Pinnacle Financial Partners 401(k) Plan
We have audited the accompanying statements of net assets available for benefits of the Pinnacle Financial Partners 401(k) Plan (the “Plan”) as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i — Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the 2007 basic financial statements but is supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements as of and for the year ended December 31, 2007, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ Rayburn, Bates & Fitzgerald, PC
Brentwood, Tennessee
June 27, 2008

PINNACLE FINANCIAL PARTNERS 401(k) PLAN
Statements of Net Assets Available for Benefits
December 31, 2007 and 2006

	2007	2006
Assets
Investments, at fair value (note 4)	$23,404,343	$23,864,667

Contributions receivable:
Employer	—	39,232
Participants	568	60,128

	568	99,360

Total assets	$23,404,911	$23,964,027

Net Assets
Net assets available for benefits	$23,404,911	$23,964,027

See accompanying notes to financial statements.

PINNACLE FINANCIAL PARTNERS 401(k) PLAN
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2007 and 2006

	2007	2006
Additions to net assets attributed to:
Investment income:
Net (depreciation) appreciation in fair value of investments (note 4)	$(4,067,147)	$1,318,477
Interest and dividends	515,530	87,580

	(3,551,617)	1,406,057

Contributions:
Participants’	2,054,355	1,013,857
Employer’s	1,067,204	529,059
Participant rollovers	1,355,064	58,607

	4,476,623	1,601,523

Transfers into Plan related to merger (note 12)	—	15,777,342

Total additions	925,006	18,784,922

Deductions from net assets attributed to:
Benefits paid to participants	1,484,122	184,828

Total deductions	1,484,122	184,828

Net (decrease) increase	$(559,116)	$18,600,094

Net assets available for benefits:
Beginning of year	23,964,027	5,363,933

End of year	$23,404,911	$23,964,027

See accompanying notes to financial statements.

PINNACLE FINANCIAL PARTNERS 401(k) PLAN
Notes to Financial Statements
December 31, 2007 and 2006
(1) Plan Description:
The following description of the Pinnacle Financial Partners 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.
General: The Plan is a defined contribution plan covering all employees of Pinnacle Financial Partners, Inc. (the Sponsor) and subsidiaries who are employed during such plan year and are age twenty-one or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
Contributions: Each year, participants may contribute up to 50% of pretax annual compensation up to the maximum amount allowed by the Internal Revenue Service, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers mutual funds and a unitized stock fund, comprised of Pinnacle Financial Partners, Inc.’s common stock.
The Sponsor contributes 100% of the first 4% of base compensation that a participant contributes to the Plan. Additionally, the Sponsor may elect to make a discretionary contribution to the Plan. Participants who are not employed on the last working day of a plan year are generally not eligible for the Sponsor’s discretionary contribution to the Plan. As of December 31, 2007 and 2006, no discretionary contribution was made to the Plan by the Sponsor. The employer’s contributions are invested according to the investment options chosen by the participant.
Participant Accounts: Each participant’s account is credited with the participant’s contribution and allocations of the Sponsor’s contribution and Plan earnings. Allocations are based on participant account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Vesting: Vesting in participants’ and the Sponsor’s contributions plus earnings thereon is immediate.
Participant Loans: A participant may receive a loan based on the loan program set forth by the Plan. Active participants may borrow up to 50% of the vested portion of their accounts, subject to a $50,000 maximum. Loans are collateralized by participant accounts. Loans are repaid through payroll deductions over a maximum of five (5) years, unless the loan is for a primary residence, for which an extended term may be obtained. Current loans bear interest at rates between 4.75% and 8.25%.
Cash Equivalents: The Plan considers cash and demand and time deposits with maturities of three months or less as cash equivalents.

PINNACLE FINANCIAL PARTNERS 401(k) PLAN
Notes to Financial Statements
December 31, 2007 and 2006
(1) Plan Description: (Continued)
Operating Expenses: Operating and administrative expenses incurred by the Plan are absorbed by the Sponsor.
Payment of Benefits: On termination of service due to death, disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, annual installments, or an annuity. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.
(2) Summary of Significant Accounting Policies:
Basis of Accounting: The financial statements of the Plan are prepared using the accrual method of accounting.
Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.
Investment Valuation and Income Recognition: The Plan’s investments are stated at fair value, except for participant loans and the Federated Capital Preservation Fund. For investments stated at fair value, if available, quoted market prices are used to value investments. The amounts for securities that have no quoted market price represent estimated fair value. Many factors are considered in arriving at fair value. Shares of mutual funds are valued at quoted market prices which represent the net asset value of shares held by the Plan. Participant loans are stated at cost, which approximates fair value. The Federated Capital Preservation Fund is comprised of investment contracts valued at contract value as estimated by the fund manager. As described in Financial Accounting Standards Board Staff Position, (“FSP”) “AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide And Defined-Contribution Health and Welfare and Pension Plans,” investment contracts held by a defined-contribution plan are required to be reported at fair value. The Plan adopted FSP AAG INV-1 in 2006. The adoption did not have a material effect on the Plan’s financial statements as interest rates are adjusted to market periodically. Accordingly, contract value, which represents net contributions plus interest at the contract rate, approximates fair value. The contracts are fully benefit-responsive.
Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis.
Payment of Benefits: Benefits are recorded when paid.

PINNACLE FINANCIAL PARTNERS 401(k) PLAN
Notes to Financial Statements
December 31, 2007 and 2006
(2) Summary of Significant Accounting Policies: (Continued)
Recent Accounting Pronouncements: In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 157 “Fair Value Measurements” (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value within generally accepted accounting principles, and expands disclosure requirements regarding fair value measurements. The provisions for SFAS 157 are effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company does not believe the adoption of this new pronouncement will have a significant effect on the Plan’s financial statements.
In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159 “The Fair Value Option for Financial Assets and Liabilities” (“SFAS 159”). SFAS 159 allows companies to report selected financial assets and liabilities at fair value at their discretion. SFAS 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. SFAS 159 is effective at the beginning of a company’s first fiscal year after November 15, 2007. The Company does not believe the adoption of this new pronouncement will have a significant effect on the Plan’s financial statements.
In February 2008, the FASB issued FASB Staff Position FAS 157-2, “Effective Date of FASB Statement No. 157” (“FSP FAS 157-2”), which permits a one year deferral of the application of SFAS 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually).
(3) Administration of Plan Assets:
The Plan’s assets are held by the Trustee of the Plan. Contributions are held and managed by the Trustee, which invests cash received, interest and dividend income, and makes distributions to participants. Certain administrative functions are performed by officers or employees of the Sponsor. No such officer or employee receives compensation from the Plan.
(4) Investments:
Investments are comprised of the following as of December 31, 2007 and 2006:

	2007	2006

Cash equivalents	$1,921,117	$3,285,157
Mutual funds	5,768,320	1,675,143
Collective investment fund	102,780	110,674
Pinnacle Financial Partners Unitized Stock Fund	15,414,049	18,720,937
Participant loans	198,077	72,756

	$23,404,343	$23,864,667

PINNACLE FINANCIAL PARTNERS 401(k) PLAN
Notes to Financial Statements
December 31, 2007 and 2006
(4) Investments: (Continued)
Participant loans are secured by a participant’s vested account balance. The outstanding loan amounts cannot exceed 50% of the participants’ vested account value.
The following presents the investments that represent 5% or more of the Plan’s net assets as of December 31, 2007 and 2006:

	2007	2006

Pinnacle Financial Partners Unitized Stock Fund	$15,414,049	$18,720,937
Oppenheimer Global Opportunities Fund A	1,392,159	**
Oppenheimer Cash Reserves A	1,921,117	**
MG Trust Contribution Account	**	2,903,407

	$18,727,325	$21,624,344

**	Investment does not represent five percent of the Plan’s net assets for the respective year.
During 2007 and 2006, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $4,067,147 in 2007 and appreciated by $1,318,477 in 2006, as follows:

	2007	2006

Pinnacle Financial Partners Unitized Stock Fund	$(3,940,542)	$1,226,584
Mutual funds	(126,605)	91,893

	$(4,067,147)	$1,318,477

(5) Related Party Transactions:
At December 31, 2007 and 2006, the Plan owned respectively, 864,515 and 834,622 units of the Pinnacle Financial Partners Unitized Stock Fund, which invests in Pinnacle Financial Partners, Inc. common stock, in addition to investments in short-term money market investments. The fair value of the fund at December 31, 2007 and 2006 was $15,414,049 and $18,720,937, respectively.
The short-term money market investments in the unitized fund are held in MG Trust money market accounts. MG Trust, Inc. is the trustee as defined by the Plan and, therefore, the transactions qualify as party-in-interest transactions.
Also, certain Plan investments are shares of mutual funds managed by Oppenheimer. The platform to administer the Plan is operated and maintained by Oppenheimer and, therefore, the transactions qualify as party-in-interest transactions.

PINNACLE FINANCIAL PARTNERS 401(k) PLAN
Notes to Financial Statements
December 31, 2007 and 2006
(5) Related Party Transactions: (Continued)
Fees are charged to the participant for loans and distributions. These fees totaled $4,550 and $625 for the years ended December 31, 2007 and 2006, respectively. These fees are considered customary and reasonable for such services.
(6) Reconciliation of Form 5500 to Financial Statements:
The following is a reconciliation of net assets available for benefits at December 31, 2007 and 2006 to Schedule H of Form 5500:

	2007	2006

Net assets available for benefits	$23,404,911	$23,964,027
Employer and participant contributions receivable	(568)	(99,360)

Net assets available for benefits on Schedule H of Form 5500	$23,404,343	$23,864,667

The following is a reconciliation of the increase (decrease) in net assets available for benefits for the years ended December 31, 2007 and 2006 to Schedule H of Form 5500:

	2007	2006

Increase (decrease) in net assets available for benefits	$(559,116)	$18,600,094
Change in employer and participant contributions receivable	98,792	(73,342)

Increase (decrease) in net assets available for benefits on Schedule H of Form 5500	$(460,324)	$18,526,752

(7) Tax Status
The “Basic Plan Document” was developed by the Plan’s Trustee and submitted to the Internal Revenue Service (Service) for qualifications as a “prototype” plan. In its letter dated April 22, 2005, the Service opined that the form of this prototype plan is acceptable under Internal Revenue Code Section 401 for use by employers for the benefit of their employees. Although a determination letter has not been requested specifically for this Plan, the Plan’s Trustees believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.
(8) Plan Termination:
The Sponsor reserves the right to terminate the Plan at any time, subject to the provisions of ERISA. Upon such termination of the Plan, the interest of each participant in the trust fund will be distributed to such participant or his or her beneficiary at the time prescribed by the Plan terms and the Internal Revenue Code. Upon termination of the Plan, the Trustee shall pay all liabilities and expenses of the trust.

PINNACLE FINANCIAL PARTNERS 401(k) PLAN
Notes to Financial Statements
December 31, 2007 and 2006
(9) Risks and Uncertainties:
The Plan provides for various investment options in several investment securities and instruments. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks and values in the near term would materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.
(10) Concentration:
At December 31, 2007 and 2006, approximately 59% and 76% respectively, of Plan assets were invested in Pinnacle Financial Partners, Inc. common stock. A significant change in the stock price would have a significant effect on the financial statements.
(11) Net Assets:
Net assets available for benefits at December 31, 2007 and 2006, include $2,657,968 and $1,374,681, respectively, of vested benefits allocated to the accounts of participants who as of December 31, 2007 and 2006, had terminated employment with the Sponsor or a subsidiary affiliate thereof.
(12) Transfers into Plan Related to Merger:
On March 15, 2006 the Sponsor acquired Cavalry Bancorp, Inc. During the Plan year ended December 31, 2006, the Sponsor elected to merge the Cavalry Banking 401(k) Savings Plan and transfer the holdings into the Plan. The merger and transfer occurred on December 29, 2006.
On November 30, 2007 Pinnacle Financial consummated its merger with Mid-America Bancshares, Inc, (“Mid-America”) a two-bank holding company located in Nashville, Tennessee. The two banks comprising the Mid-America franchise, Bank of the South and PrimeTrust Bank, maintained separate 401(k) plans. These plans were merged into the Plan on January 1, 2008.

FEIN: 62-1812853
Plan #: 001
PINNACLE FINANCIAL PARTNERS 401(k) PLAN
Schedule H, line 4(i) — Schedule of Assets (Held at End of Year)
December 31, 2007

		(c)
		Description of
		Investment
		Including Maturity
		Date, Rate of
	(b)	Interest,
	Identity of Issue, Borrower, Lessor, or	Collateral, Par, or	(e)
(a)	Similar Party	Maturity Value	Current Value
	Investments:
*	Pinnacle Financial Partners Unitized Stock Fund:
*	Pinnacle Financial Partners, Inc.	541,979 shares of common stock	$13,777,098
*	MGTrust FBO United Premier Cash Money Market	1,636,951 units	1,636,951

			15,414,049
	Pinnacle Participant Directed Funds:
	American Funds Growth Fund of America R3	20,708 units	694,146
	Federated Capital Preservation Fund	10,278 units	102,780
	Franklin Income Fund A	171,187 units	443,373
	Jennison Dryden Stock Index A	2,259 units	73,415
	Jennison 20/20 Focus Fund Class A	49,797 units	778,828
	Munder Mid-Cap Core Growth A	29,893 units	893,489
*	Oppenheimer International Bond Fund A	15,035 units	95,626
*	Oppenheimer Moderate Investor Fund A	8,118 units	92,541
*	Oppenheimer Conservative Investor Fund A	3,148 units	34,438
*	Oppenheimer Portfolio Series: Equity Investments	3,295 units	42,204
*	Oppenheimer Active Allocation Fund	14,723 units	174,905
*	Oppenheimer Small and Mid Cap Value Fund	6,912 units	253,881
*	Oppenheimer Cash Reserves A	1,921,117 units	1,921,117
*	Oppenheimer LifeCycle Transition 2020 A	2 units	19
*	Oppenheimer LifeCycle Transition 2015 A	856 units	8,977
*	Oppenheimer Main Street Opportunity Fund	10,891 units	149,321

FEIN: 62-1812853
Plan #: 001
PINNACLE FINANCIAL PARTNERS 401(k) PLAN
Schedule H, line 4(i) — Schedule of Assets (Held at End of Year)
December 31, 2007

		(c)
		Description of
		Investment
		Including Maturity
		Date, Rate of
	(b)	Interest,
	Identity of Issue, Borrower, Lessor, or	Collateral, Par, or	(e)
(a)	Similar Party	Maturity Value	Current Value
*	Oppenheimer Champion Income Fund A	168 units	1,488
*	Oppenheimer Global Opportunities Fund A	42,289 units	1,392,159
*	Oppenheimer Main Street Small Cap Fund A	11,474 units	226,272
*	Oppenheimer Strategic Income Fund A	34,687 units	152,275
*	Oppenheimer Value Fund A	10,254 units	260,963

			23,206,266

*	Participant loans	Notes, interest rates 4.75% — 8.25%, due 3/15/2008 — 1/30/2021	198,077

			$23,404,343

*	Party-in-interest to the Plan

PINNACLE FINANCIAL PARTNERS 401(k) PLAN
EXHIBIT INDEX

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PINNACLE FINANCIAL PARTNERS 401(K) PLAN
/s/ Harold R. Carpenter
Harold R. Carpenter
June 30, 2008	Chief Financial Officer